355 South Grand Avenue

Los Angeles, California 90071-1560

Tel: +1.213.485.1234 Fax: +1.213.891.8763

www.lw.com

FIRM / AFFILIATE OFFICES

	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

July 3, 2014
VIA EDGAR Barbara C. Jacobs Assistant Director U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:                         Rightside Group, Ltd.
Amendment No. 4 to Registration Statement on Form 10
Filed June 9, 2014
File No. 001-36262

Dear Ms. Jacobs:

On behalf of Rightside Group, Ltd. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated June 26, 2014 (the “Comment Letter”), relating to Amendment No. 4 to the Company’s Registration Statement on Form 10 that was filed on June 9, 2014 (the “Registration Statement”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 5 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1, a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the response to the Staff’s comments contained herein.  References to page numbers and section headings in our responses below refer to page numbers and section headings in the Information Statement.

Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 95

1.                                    We note you disclose that the aftermarket and other revenue decreased due to declining advertising yields as experienced across the industry. Please explain in further detail how the advertising yields as experienced across the industry resulted in the decline of your revenue.

July 3, 2014

The Company acknowledges the Staff’s comment and has revised its explanation to include additional information that explains the decline in revenue.  Please see page 95.

Security Ownership of Certain Beneficial Owners and Management, page 145

2.                                    Please disclose the persons who have or share voting and/or dispositive powers with respect to the Rightside shares held by legal entities such as those entities associated with Oak Investment Partners and Spectrum Equity.

The Information Statement has been revised in response to the Staff’s comment. Please see pages 146 and 147.

Audited Combined Financial Statements

Combined Statements of Operations, page F-4

3.                                    Explain why the “Gain on other assets, net” is presented after “Income (loss) from continuing operations.”  We refer you to ASC 360-10-45-5.  Indicate why this item is not considered part of your operations.

The Company had considered the guidance in ASC 360-10-45-5, which states “A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.”  Based on the nature of the “gains on other assets, net,” as further described below, the Company does not believe this guidance is directly applicable.  Rather, the Company believes these transactions are more closely analogous to gains on sales of an investment, and accordingly believes they are most appropriately classified as non-operating gains.

The Company has filed applications with ICANN for the rights to acquire approximately 130 gTLDs.  In making these applications, the Company expected that, given other competitors in the process, it would only be successful in obtaining a portion of the rights for which it applied to be used in its ultimate Registry operations. To the extent there is only a single application for a gTLD right (either initially, or through subsequent application withdrawals), ICANN awards the right to the applicant in exchange for their application fee.  Where there are multiple applicants for a gTLD right, and such applicants do not privately reach agreement wherein all parties but one withdraw their applications, ICANN will ultimately hold an auction and the highest bidder will be awarded the rights.  As a result, a private process for co-applicants to resolve matters prior to an ICANN auction has evolved (as further described below) that resulted in the Company realizing gains on its applications. The underlying assets related to this application process, which have resulted in these gains, are deposits made with ICANN related to their process for delegating rights to operate new gTLDs.  These deposit assets are not long-lived assets that have been held and/or used by the Company, but rather, represent the right or option to participate in auctions to purchase intangible assets (gTLD registry operator rights).  In addition to the right to participate in the ICANN auctions, these deposit assets also provide the Company the option to withdraw its applications (and receive partial refunds of the deposits) or to participate in the above referenced private transactions wherein other co-applicants may agree to pay the Company to withdraw its applications.  For example, in a recent transaction, the Company was paid $3.4 million to withdraw its application, which was carried at a cost of $185,000.  A partial refund of the Company’s application fee of $65,000 was also received from ICANN upon withdrawal of the application.  As a result, the Company recorded a net gain of approximately $3.3 million.  The party that paid the Company $3.4 million was awarded the gTLD right by ICANN in exchange for their application fee of $185,000. It should be noted that this initial delegation process is not one expected to recur after all the gTLD rights for which applications have been made have been assigned to registries.  The current assignment process is expected to be concluded by March 31, 2015.

July 3, 2014

The Company submitted applications for gTLD rights it believed would be commercially desirable, and as a result, many of these applications were also sought by other parties. The Company’s market insight and successful prediction of which rights would be desirable positioned the Company to realize short terms gains, related to its withdrawal of certain of these applications.  The Company believes these realized gains are most analogous to the speculative purchase of an investment, which subsequently appreciates and is sold for a gain.  Given the above, the Company does not view these gains as being sales of long-lived assets as is contemplated by ASC 360-10-45-5.  The Company also considered the significance of the gains as compared to the Company’s initial deposit investments and the fact that this initial gTLD rights application and auction process is an ICANN process that is not expected to recur in a meaningful way as part of the ongoing operations of the Company’s Registry business.  Based on all the above considerations, the Company concluded that classifying these gains as operating could be potentially misleading, and accordingly, the Company classified them as non-operating and believes such classification is appropriate. However, the Company recognizes there is judgment inherent in making this classification decision. In making management decisions and communicating financial results to the board of directors, shareholders, investors, bankers and to the general public, the Company does not focus on “income from operations”, but rather discusses adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”). See pages 27, 79, 94, 95, 96, 98, 99, 100, F-4 and F-40. Therefore, upon further consideration and in the interest of simplifying the presentation of its Statement of Operations, the Company has decided to change its presentation to a single-step income statement and removed the subtotals and captions “Total operating expenses” and “Income (loss) from Operations.”  The Company notes this caption is not required by Regulation S-X or U.S. Generally Accepted Accounting Principles and does not believe the caption is necessary for users to effectively understand the Company’s Results of Operations.

Notes to the Combined Financial Statements

3. Property and Equipment, page F-47

4.                                    We note that you explain that as of March 31, 2014, depreciation expense and software amortization includes acceleration of depreciation. However, you indicate in your property and equipment policy that depreciation is computed using the straight-line method over the estimated useful lives of the assets. Please tell us how the accelerated depreciation is consistent with your policy stating the use of the straight-line method.

The Company advises the Staff that it utilizes the straight-line method to depreciate all of its property and equipment assets.  During the three months ended March 31, 2014, the Company shortened its estimated useful lives for certain assets, which resulted in the acceleration of depreciation during the period.  See page F-47.

July 3, 2014

In accordance with your request, the Company hereby acknowledges that:

•                                   The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                                   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                                   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact me at (213) 891-8746.

Sincerely,
/s/ W. Alex Voxman
W. Alex Voxman
of LATHAM &WATKINS LLP

cc:	Via E-mail
Taryn J. Naidu, Chief Executive Officer, Rightside Group, Ltd.
Robert Koenig, ESQ., Latham and Watkins LLP